UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

14 February 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlas Resource Partners, L.P.

File No. 1-35317 -- CF# 27442

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Atlas Resource Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on October 17, 2011, which Exhibits are incorporated by reference to the Form 10-Q filed by Atlas Energy, L.P. on May 16, 2011.

Based on representations by Atlas Resource Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 17, 2014
Exhibit 10.2	through August 17, 2012
Exhibit 10.3	through February 17, 2014
Exhibit 10.5	through February 17, 2014
Exhibit 10.6	through February 17, 2014
Exhibit 10.7	through June 1, 2014
Exhibit 10.8	through June 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel